UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §
240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 2)*

Rubicon Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

78112T206
(CUSIP Number)

Dominique Schulte
Chief Executive Officer
Janel Corporation
80 Eighth Avenue
New York, New York 10011
(212) 373-5895
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112T206	13D	Page 1 of 7
1	NAMES OF REPORTING PERSONS
Janel Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
1,108,000

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
1,108,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,108,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.99%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 The percentages reported in this Amendment No. 2 are calculated based upon the 2,462,889 shares of common stock outstanding as of August 3, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 filed with the Securities and Exchange Commission on August 12, 2022.

CUSIP No. 78112T206	13D	Page 2 of 7
1	NAMES OF REPORTING PERSONS
Oaxaca Group L.L.C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
1,108,000

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
1,108,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,108,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.99%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 It is a sole member limited liability company

1 The percentages reported in this Amendment No. 2 are calculated based upon the 2,462,889 shares of common stock outstanding as of August 3, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 filed with the Securities and Exchange Commission on August 12, 2022.

CUSIP No. 78112T206	13D	Page 3 of 7
1	NAMES OF REPORTING PERSONS
Dominique Schulte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
1,108,000

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
1,108,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,108,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.99%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 The percentages reported in this Amendment No. 2 are calculated based upon the 2,462,889 shares of common stock outstanding as of August 3, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 filed with the Securities and Exchange Commission on August 12, 2022.

CUSIP No. 78112T206	13D	Page 4 of 7
This Schedule 13D/A (“Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 5, 2022, as amended by the Schedule 13D Amendment No. 1 filed with the SEC on July 6, 2022 (as so amended, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.001 per share, of Rubicon Technology, Inc. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein and there are no other changes to the information set forth in the Schedule 13D.   Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On August 15, 2022, Janel accepted for purchase in accordance with the terms of the Offer (as described in Item 4) 1,108,000 Shares that were validly tendered and not validly withdrawn prior to expiration of the Offer at 12:00 Midnight (New York City Time) on August 12, 2022 (the “Expiration Time”). Payment for such Shares was made promptly and the shares were delivered to Janel’s account on August 19, 2022, in accordance with the terms of the Offer for an aggregate purchase price of approximately $22,160,000 paid with cash on hand and the proceeds from the Bridge Loan (as defined in the Offer to Purchase  dated July 13, 2022 (the “Offer to Purchase”), which is filed with the Tender Offer Statement on Schedule TO initially filed with the SEC on July 13, 2022).

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “THE OFFER—Section 10. Source and Amount of Funds” is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 13, 2022, Janel commenced the Offer.

At the Expiration Time, 2,206,889 Shares were validly tendered and not validly withdrawn pursuant to the Offer, including 100,966 Shares tendered in accordance with the guaranteed delivery procedures. Janel has accepted for purchase in accordance with the terms of the Offer 1,108,000 Shares that were validly tendered and not validly withdrawn prior to Expiration Time, representing 44.99% of the issued and outstanding Shares of Issuer’s common stock as of August 3, 2022. Payment for such Shares was made promptly, in accordance with the terms of the Offer.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer exceeded the maximum tender amount of 1,108,000 Shares. Because the Offer was oversubscribed, the number of Shares purchased from each of the tendering stockholders was prorated to limit Janel’s purchase to Shares representing 44.99% of the Shares outstanding as of August 3, 2022. The final proration factor, as reported by the Depositary was 50.311427% of the tendered Shares.  All Shares tendered but not accepted for payment in the Offer were returned to the tendering stockholders.

Pursuant to the Purchase and Sale Agreement, upon consummation of the Offer, Janel was entitled to designate two of the four members of the board of directors of the Issuer. On August 19, 2022, Janel’s two designees were appointed to the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) is hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 2,462,889 shares of common stock outstanding as of August 3, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, filed with the Securities and Exchange Commission on August 12, 2022.

CUSIP No. 78112T206	13D	Page 5 of 7
As of the date hereof, Janel owns directly 1,108,000 Shares, constituting approximately 44.99% of the Shares outstanding. By virtue of their relationships with Janel discussed in further detail in Item 2, each of the Oaxaca Group and Dominique Schulte may be deemed to beneficially own the Shares owned directly by Janel.

To the knowledge of the Reporting Persons, no Shares are beneficially owned by any of the persons listed in Schedule A to the Schedule 13D.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or she is the beneficial owner of any Shares the he or she does not directly own referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership of the Shares reported herein that he or she does not directly own is expressly disclaimed.

(b) Each of Janel, the Oaxaca Group and Dominique Schulte may be deemed to have shared power to vote and dispose of the Shares owned directly by Janel.

(c)  Since the filing of the Schedule 13D, Janel acquired 1,108,000 Shares pursuant to the Offer (as described in Item 4).

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

1.  Bridge Facility Commitment Letter, dated as of July 1, 2022, by and among Santander Bank, N.A., Janel Group, Inc., Expedited Logistics and Freight Services, LLC, ELFS Brokerage LLC, Janel Corporation and Expedited Logistics and Freight Services, LLC (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by Janel Corporation with the U.S. Securities and Exchange Commission on July 5, 2022).

2. Consent, Waiver and Second Amendment to Amended and Restated Loan Agreement, dated as of July 13, 2022, by and among Santander Bank, N.A., Janel Group, Inc., Expedited Logistics and Freight Services, LLC, ELFS Brokerage LLC, Janel Corporation and Expedited Logistics and Freight Services, LLC (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by Janel Corporation with the U.S. Securities and Exchange Commission on July 13, 2022).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated August 24, 2022	JANEL CORPORATION

	By:	/s/ Vincent A. Verde
Vincent A. Verde, Principal Financial Officer, Treasurer and Secretary

OAXACA GROUP L.L.C.

	By:	/s/ Dominque Schulte
Dominique Schulte, Member

/s/ Dominque Schulte
Dominique Schulte